Teva Provides 2012 Non-GAAP Financial Outlook; 2012 Non-GAAP
Diluted EPS of $5.48 to $5.68

Jerusalem, Israel, December 21, 2011 - On its conference call today, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) provided its current outlook for non-GAAP financial performance for the full year ending December 31, 2012. This outlook is summarized below.

•	Total net sales of approximately $22 billion, consisting of total U.S. net sales of $11 billion, total European net sales of $6.6 billion, and total ROW net sales of $4.4 billion. These figures include the following major business lines:

•	Generic product (including API) net sales of approximately $11.8 billion, consisting of U.S. generic sales of $5.0 billion, European generic sales of $4.0 billion, and ROW generic sales of $2.8 billion.

•	Brand product net sales of approximately $8.2 billion including estimated global net sales of the following products:

•	COPAXONE® of $3.8 billion

•	TREANDA® of $550 million

•	Women’s Health products of $525 million

•	ProAir® HFA of $490 million

•	QVAR® of $400 million

•	PROVIGIL® of $375 million

•	AZILECT® of $350 million

•	NUVIGIL® of $300 million oOTC net sales of approximately $1 billion oOther net sales, mostly distribution of third party products, of approximately $1 billion.

•	Non-GAAP gross profit margin (which excludes amortization of intangible assets of approximately $1.4 billion) between 58% and 60%.

•	Net R&D expenses between 6.9% and 7.3% of net sales. This includes clinical support of 30 late stage innovative drug candidate programs. Total R&D, which includes Teva’s JV with Lonza and investment in a variety of smaller companies, will be close to 8% of net sales.

•	Non-GAAP selling & marketing expenses (which excludes amortization of intangible assets) between 18.4% and 20% of net sales. This includes royalties of approximately $400 million.

•	General and administrative expenses between 5.1% and 5.5% of net sales.

•	Non-GAAP net financial expenses of approximately $360 million.

•	Non-GAAP diluted earnings per share between $5.48 and $5.68.

•	Estimated fully diluted average number of shares between 865 and 870 million.

•	Tax provision on our non-GAAP pretax income between 13% and 14%.

•	Cash flow from operations of $5 billion. Free cash flow (cash flow from operations minus capital expenditures and dividends) of approximately $3 billion.

These estimates reflect management`s current expectations for Teva’s performance in 2012.  Actual results may vary, whether as a result of FX differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects.  The non-GAAP data presented by Teva are the results used by Teva’s management and board of directors to evaluate the operational performance of the company, to compare against the company’s work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 47,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, including statements regarding expected financial results for 2012, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future or actual results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva’s ability to achieve its anticipated full year 2012 financial results, including the possibility that its full year 2012 guidance may be revised at a later date, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, potential impact on our business of the current global macro-economic uncertainties, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Teva disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.